UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4422

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

Western Industries – North, LLC.

Western Industries Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

Western Industries Retirement Savings Plan

Financial Statements

December 31, 2021 and 2020

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 –11

Supplemental Information:	12
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	13
Signatures	14
Index of Exhibits	15

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee, the Plan Administrator and Participants of the

Western Industries Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Western Industries Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.   The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, LLC

We have served as the Plan’s auditor since 2007.

Atlanta, Georgia

June 24, 2022

Western Industries Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	2021	2020
ASSETS
INVESTMENTS:
Investments at fair value (Note 3)	$27,827,641	$26,250,578
Investment at contract value (Note 4)	12,516,571	12,327,683
Total Investments	40,344,212	38,578,261
RECEIVABLES:
Employer contributions	45,789	28,657
Employee contributions	396,591	404,531
Notes receivable from participants	685,517	675,765
Total Receivables	1,127,897	1,108,953

NET ASSETS AVAILABLE FOR BENEFITS	$41,472,109	$39,687,214

The accompanying notes are an integral part of these financial statements.

Western Industries Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021

ADDITIONS
Additions to net assets attributed to:
Investment Income:
Net appreciation in investments	$3,266,436

Interest income on notes receivable from participants	34,717
Contributions:
Employer, net of forfeitures	565,559
Participants	870,707
Rollovers	138,330
1,574,596
Total Additions	4,875,749

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	2,742,503
Administrative expenses	2,600
Total Deductions	2,745,103
Net Increase	2,130,646

Transfer of assets into the Plan (Note 1)	552,035
Transfer of assets out of the Plan (Note 1)	(897,786)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	39,687,214
END OF YEAR	$41,472,109

The accompanying notes are an integral part of these financial statements.

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

1.	DESCRIPTION OF PLAN

The following description of the Western Industries Retirement Savings Plan (the “Plan”) is provided for general information purposes.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering eligible employees of Western Industries North, LLC (the “Company” and the “Plan Sponsor”) and Western Industries South, LLC (excluding the Western Sales employees, Supervisors and Managers as amended in the Plan Restatement).  Rollins, Inc. is the Company’s parent.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies.  This provision is intended primarily to facilitate the periodic transfers to and from the Rollins 401(k) Savings Plan (“Rollins Plan”) or the Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans from other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. common stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”).  The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. common stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. common stock with taxes deferred.  Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. common stock held in their accounts under the Plan.

Eligibility

Employees are eligible to participate in the Plan following completion of three months of service for fulltime employees and one year of service in which at least 1,000 hours of work was completed for non-fulltime employees.  Employees enter the Plan on the first day of the quarter following attainment of eligibility requirements.  Effective October 1, 2021, all non-fulltime employees are subject to the same eligibility requirements as fulltime employees.

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation, unless the employee elects differently. Eligible employees are given the opportunity to elect Roth contributions. Participants may elect to contribute up to 75% of eligible compensation as defined by the Plan, except for highly compensated employees who may contribute from 1% to 8.5% of their compensation. Contributions by participants are not to exceed the annual maximum of $19,500 in 2021. Participants age 50 or older may also make additional “catch-up” contributions limited to $6,500 in 2021. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”). The Company matches each participant’s contribution equal to $0.50 for each $1.00 contributed limited to the first 3% of the participant’s eligible compensation. The Company match is contributed to employees each pay period. For the year ended December 31, 2021, the Company contributed approximately $170,000 (net of forfeitures) in matching contributions.

Discretionary contributions made by the Company under a profit sharing program are determined at the end of the year by the Company’s Board of Directors. The contributions are allocated to all eligible participants based on the ratio of a participant’s compensation to the total compensation of all eligible participants. To be eligible for the discretionary profit sharing contribution, the participant must be actively employed on the last day of the Plan year and have completed 1,000 hours of service during the Plan year. No discretionary profit sharing contributions were made in 2021.

Additional discretionary Company contributions are determined at the end of the year by the Company’s Board of Directors. To be eligible for the additional discretionary contribution, the participant must be actively employed on the last day of the Plan year and have completed 1,000 hours of service during the Plan year. An additional discretionary contribution of approximately $396,000 was made for 2021

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution and earnings on the investments in their account and is charged with specific transaction fees.  Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan.  The Plan currently offers fifteen mutual funds, one synthetic guaranteed investment contract (GIC), and Rollins, Inc. common stock as investment options for participants.  Participants may change their investment options on a daily basis.  The default investment fund is selected by the Plan administrator.  The Plan administrator has elected GoalMaker (an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan) as the default investment option.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 31% of the participants are no longer employees of the Company.

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000.  Principal and interest are paid ratably through payroll deductions.  A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 1%.  Interest rates are updated quarterly.  The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter.  Interest rates on outstanding loans as of December 31, 2021 ranged from 4.25% to 6.50%.  Participants may only have one loan outstanding at a time.

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

Vesting

Participants are vested immediately in their contributions, plus actual earnings thereon.  Upon normal retirement, disability, or death, each participant is 100% vested in the Company’s contributions.  Participants vest in the Company’s additional discretionary and profit sharing contributions based on the following schedule:

Vesting
Years of Credit Service:
Less than 2 years	0%
Between 2 and 3 years	20%
Between 3 and 4 years	40%
Between 4 and 5 years	60%
Between 5 and 6 years	80%
6 years or more	100%

Participants hired prior to January 1, 2007 vest in the additional discretionary and profit sharing contributions based on a vesting schedule that begins at 3 years and earns 20% each year thereafter through 7 years of service.

A participant’s vested percentage in the Company match contributions is determined in accordance with the following schedule:

Vesting
Years of Credit Service:
Less than 1 year	0%
Between 1 and 2 years	20%
Between 2 and 3 years	40%
Between 3 and 4 years	60%
Between 4 and 5 years	80%
5 years or more	100%

Forfeitures

Forfeitures are created when participants terminate employment before becoming vested in the Company’s contributions.  Forfeitures were $20,222 at December 31, 2021 and $1,410 at December 31, 2020.  Forfeitures are used to reduce employer matching contributions to the Plan.  Forfeitures of $18,622 were used in 2021 to reduce the Company’s matching contribution.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant, or their beneficiary, may receive the total value of their vested account in either a single lump-sum payment in cash, installments over a period of not more than a participant’s assumed life expectancy, in-service withdrawals, or in a joint and 100% survivor annuity.  For participants who have attained age 72, payments are made in accordance with minimum annual amounts as described in applicable sections of the Internal Revenue Code.

Withdrawals of all or any part of vested contributions during employment are permitted under hardship circumstances which are set forth in accordance with applicable sections of the Internal Revenue Code and approved by the Plan Administrator.

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

Participants may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 59½ or upon becoming disabled.

Administrative Expenses

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants through a per-participant charge.  Fees not covered by the per-participant charge are paid with some of the revenue-sharing amounts, with any excess amounts returned to the Plan, which would then be allocated to the participant accounts in accordance with ERISA.  Loan fees are charged directly to the participant requesting the loan.  Certain transaction, recordkeeping, and audit fees are included in the administrative expenses.  The Company paid all other administrative expenses of the Plan during 2021.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Code.  In the event of Plan termination, participants would become fully vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation of investments includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance.  Interest income is recognized when received, primarily per pay period.  Participant notes receivable that are 90 days past due are considered

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

delinquent and recorded as distributions based on the terms of the Plan agreement.  As such, no allowance for credit losses has been recorded as of December 31, 2021 or 2020.

Benefit Payments

Benefit payments are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels.  The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets, that the Plan has the ability to access, for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly.  The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and common stock and are categorized as Level 1.  The fair values are based on quoted market prices for the identical securities in an active market.

Fair value information for investments that are measured at fair value on a recurring basis was as follows at December 31, 2021 and 2020:

	Fair Value Measurements at December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual Funds	$24,482,392	$-	$-	$24,482,392
Rollins Inc. Common Stock	3,345,249	-	-	3,345,249

Total Investments, at fair value	$27,827,641	$-	$-	$27,827,641

	Fair Value Measurements at December 31, 2020
	Level 1	Level 2	Level 3	Total

Mutual Funds	$22,493,592	$-	$-	$22,493,592
Rollins Inc. Common Stock	3,756,986	-	-	3,756,986

Total Investments, at fair value	$26,250,578	$-	$-	$26,250,578

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan holds a portfolio of investment contracts that comprises a synthetic guaranteed investment contract (GIC). This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The synthetic GIC is a wrapper contract paired with underlying investments which are owned by the Plan.  The underlying investments consist of high-quality, intermediate fixed income securities.  The wrapper

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, F.S.B. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract.  The rate is reset every six months.

5.	INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated April 15, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Code and therefore exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax.  The Plan’s income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2021 and 2020, respectively, the Plan held approximately 97,786 and 96,160 shares of Rollins, Inc. common stock.  The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2021 and 2020 was approximately $3.3 million and $3.8 million, respectively.  During 2021, the Plan received $42,356 in dividends in Rollins, Inc. common stock, which was used to purchase additional shares of the stock.

At December 31, 2021 and 2020, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”).  Prudential is a service provider for the Plan; therefore, transactions in this security qualify as party-in-interest transactions

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits per the financial statements	$41,472,109	$39,687,214
Less: employer and employee contributions receivable at end of year	(442,380)	(433,188)
Net assets available for benefits per the Form 5500	$41,029,729	$39,254,026

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2021:

2021
Increase in net assets available for benefits per the financial statements	$2,130,646
Less: employer and employee contributions receivable at end of year	(442,380)
Add: employer and employee contributions receivable at beginning of year	433,188
Increase in net assets available for benefits per the Form 5500	$2,121,454

Supplemental Information

Western Industries Retirement SAVINGS PLAN

EIN: 20-0890604 Plan No: 006

FORM 5500, SCHEDULE H, Part IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower,	Description of
	Lessor, or Similar Party	Investment	Current Value

	Investments at Fair Value:
	Franklin	Franklin Growth Adv	$2,980,234
	Victory Funds	SYCA ESTB VAL R6	1,133,355
	Vanguard Funds	Vanguard Windsor II Adm Fund	4,255,475
	Vanguard Funds	Vanguard Tru 500 Admiral	2,028,346
	T. Rowe Price Funds	T. Rowe Price New Horizons Fund	2,300,483
	American Funds	Capital World Growth R4 Fund	129,918
	Vanguard Funds	Mid Cap Index	89,276
	Vanguard Funds	Vanguard Tot Stk Admiral	2,041
	DWS	Metropolitan West Total	2,148,887
	American Funds	American Europacific Growth Fund	3,623,045
	Vanguard Funds	Vanguard Small CAP Index Admir	28,519
	Vanguard Funds	Vanguard Bond Index	218,444
	Victory Funds	SYCM SML CO OPP R6	279,825
	Hartford Funds	Hartford Midcap R6	1,482,206
	American Funds	Amer: American Bal R6	3,782,338
*	Rollins, Inc.	Common Stock	3,345,249
		Total Investments at Fair Value	27,827,641

*	Investment at Contract Value:
	Prudential	Prudential Stable Value Investment – Western	12,516,571

*	Participant Loans	Interest rates ranging from 4.25% - 6.50%	685,517
		Assets held at end of year	$41,029,729

*	Indicates a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

(Registrant)

Date: June 24, 2022	By:	/s/ James C. Benton Jr
	Name:	James C. Benton Jr
	Title:	Vice President Global Total Rewards

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Windham Brannon, LLC, Independent Registered Public Accounting Firm